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                          August 20, 2020

       Margaret K. Seif
       Chief People Officer and Chief Legal Officer
       Analog Devices, Inc.
       One Technology Way
       Norwood, Massachusetts 02062-9106

                                                        Re: Analog Devices,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 18,
2020
                                                            File No. 333-248092

       Dear Ms. Seif:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Mark Gordon, Esq.